Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Intelligent Protection Management Corp. (f/k/a Paltalk, Inc.) on Form S-8 (File No. 333-211898, File No. 333-174456 and File No. 333-218792) of our report dated March 15, 2024, with respect to our audit of the consolidated financial statements of Intelligent Protection Management Corp. (f/k/a Paltalk, Inc.) as of December 31, 2023 and for the year then ended, which report is included in this Annual Report on Form 10-K of Intelligent Protection Management Corp. (f/k/a Paltalk, Inc.) for the year ended December 31, 2024.

We were dismissed as auditors on March 18, 2024 and, accordingly we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

March 24, 2025